                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-73173;
                                                              333-73173-01


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING TO BUY THESE SECURITIES IN ANY STATE OR ANY OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 3, 1999
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 11, 1999)

                           XEROX CAPITAL (EUROPE) PLC
        IRREVOCABLY AND UNCONDITIONALLY GUARANTEED BY XEROX CORPORATION

                $1,000,000,000         % NOTES DUE MAY 15, 2004

Xerox Capital (Europe) plc ("XCE" or "we") is offering the notes for sale in the United States, Europe and Asia. The notes will be irrevocably and unconditionally guaranteed (the "Xerox guaranties") by Xerox Corporation ("Xerox") as described under "Xerox Guarantee and Xerox Overseas Subscription Agreement".

The notes bear interest at the rate of      % each year. We will pay interest on
the notes semiannually on May 15 and November 15 of each year, beginning November 15, 1999. We may not redeem the notes before their maturity, unless we are required to pay additional amounts as described under "Description of Notes -- Redemption for Tax Reasons".

The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The guaranties are unsecured and rank equally with all of Xerox' other unsecured senior indebtedness. We will issue the notes only in denominations of $1,000 and multiples of $1,000.

We have applied to list the notes on the Luxembourg Stock Exchange.


                                            PER NOTE                        TOTAL
 Public Offering Price(1)                   %                               $
 Underwriting Discount                      %                               $
 Proceeds, before expenses, to Xerox
   Capital (Europe) plc(1)                  %                               $

(1) Plus accrued interest from May   , 1999, if settlement occurs after that
    date.

  ----------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  ----------------------------------------------------------------------------

The notes will be ready for delivery in book-entry form only through The
Depository Trust Company, Cedelbank and Euroclear on or about May      , 1999.

                          JOINT BOOK-RUNNING MANAGERS
CHASE SECURITIES INC.                                        MERRILL LYNCH & CO.

The date of this prospectus supplement is May      , 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                      PROSPECTUS SUPPLEMENT
Xerox Capital (Europe) plc..................................   S-3
Xerox Corporation...........................................   S-3
Selected Financial Data of Xerox............................   S-3
Directors of Xerox..........................................   S-6
Use of Proceeds.............................................   S-7
Description of Notes........................................   S-7
United States Federal Taxation..............................  S-16
Certain United Kingdom Income Tax Considerations............  S-19
Underwriting................................................  S-23
Legal Opinions..............................................  S-24
General Information.........................................  S-24

                            PROSPECTUS
About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Xerox Corporation...........................................     3
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     4
Xerox Capital (Europe) plc..................................     5
Use of Proceeds.............................................     6
The Securities We May Offer.................................     6
Description of the Debt Securities and Guaranties...........     6
Description of the Preferred Stock..........................    17
Description of Xerox Common Stock...........................    20
Plan of Distribution........................................    22
Legal Opinions..............................................    23
Experts.....................................................    23

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. We, Xerox and the underwriters have not authorized anyone to provide you with different information. We, Xerox and the underwriters are not offering the notes in any state or any other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate at any date other than the date indicated on the cover page of the documents.

     This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us and Xerox. Each of XCE and Xerox accepts full responsibility for the accuracy of the information relating to it contained in this prospectus supplement and the accompanying prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the prospectus relating to it misleading in any material respect.

     References herein to "U.S.$", "$" and "dollars" are to the currency of the United States.

     We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange, and settlement of the notes is not conditioned on obtaining this listing. Copies of this prospectus supplement and the accompanying prospectus, and the documents we have incorporated by reference, will be available free of charge at the office of Kredietbank S.A. Luxembourg, Kredietbank, S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg.

                           XEROX CAPITAL (EUROPE) PLC

     XCE was incorporated on June 20, 1995 under the laws of England and Wales in the name of Timedfuture Plc with registered number 3070508. XCE's entitlement to do business and borrow was certified on November 27, 1995. Its name was changed on November 28, 1995 to Rank Xerox Capital (Europe) plc and on October 31, 1997 to Xerox Capital (Europe) public limited company. Its principal executive offices are located at Parkway, Marlow, Buckinghamshire, SL7 1YL, England. XCE is an indirect wholly-owned subsidiary of Xerox. See "Xerox Capital (Europe) plc" in the accompanying prospectus.

                               XEROX CORPORATION

     Xerox was incorporated on April 18, 1906 under the laws of the State of New York, U.S.A. Its principal executive offices are located at 800 Long Ridge Road, Stamford, Connecticut 06904-1600, U.S.A. See "Xerox Corporation" in the accompanying prospectus.

                        SELECTED FINANCIAL DATA OF XEROX

CAPITALIZATION

     The following table sets forth the consolidated capitalization of Xerox as of December 31, 1998.

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Short-term debt and current portion of long-term debt.......     $ 4,104
Long-term debt..............................................      11,003
Deferred ESOP benefits......................................        (370)
Xerox-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures
  of Xerox..................................................         638
Minorities' interests in equity of subsidiaries.............         124
Preferred stock.............................................         687
Common shareholders' equity.................................       4,857
                                                                 -------
          Total capitalization..............................     $21,043
                                                                 =======

     There has been no material change in the consolidated capitalization of Xerox since December 31, 1998. Increases in capitalization due to increased borrowings have been largely offset by decreases in capitalization due to the Brazilian currency devaluation.

FIVE YEAR OPERATING RESULTS

     The following summary of consolidated operating results, in millions of dollars (other than weighted average common shares and potential common shares, diluted earnings per share and cash dividends declared per common share), has been extracted from the audited consolidated financial statements of Xerox for the years ended December 31, 1994 through 1998 and from the unaudited consolidated financial statements of Xerox for the three months ended March 31, 1998 and March 31, 1999. The summary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements of Xerox, including the notes thereto, and other detailed financial information included in documents incorporated by reference in the accompanying prospectus.

                                         THREE MONTHS
                                             ENDED
                                           MARCH 31,                   YEAR ENDED DECEMBER 31,
                                       -----------------   -----------------------------------------------
                                        1999      1998      1998*     1997      1996      1995      1994
                                       -------   -------   -------   -------   -------   -------   -------
Income Statement Data
  Revenues...........................  $ 4,300   $ 4,304   $19,449   $18,144   $17,378   $16,588   $15,084
  Income before Income Taxes, Equity
    Income and Minorities'
    Interests........................      494       445       763     2,141     1,944     1,849     1,514
  Income from continuing operations..      343       301       585     1,452     1,206     1,174       794
Discontinued operations..............       --      (190)     (190)       --        --    (1,646)       --
                                       -------   -------   -------   -------   -------   -------   -------
  Net income (loss)..................      343       111       395     1,452     1,206      (472)      794
  Weighted average common shares and
    potential common shares
    (thousands)......................  734,942   725,064   674,054   721,273   726,279   725,992   714,461
Diluted Earnings per share
  Continuing Operations..............     0.48      0.42      0.80      2.02      1.66      1.61      1.07
  Discontinued Operations............       --     (0.26)    (0.28)       --        --     (2.27)       --
Diluted Earnings per share...........     0.48      0.16      0.52      2.02      1.66     (0.66)     1.07
  Cash dividends declared per common
    share............................     0.20      0.18      0.72      0.64      0.58      0.50      0.50

---------------
* The results in 1998 include the effect of a $1,644 million charge recorded in connection with the 1998 restructuring plan ($1,107 after taxes and including our $18 share of a restructuring charge recorded by Fuji Xerox Co., Ltd.).

RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of Xerox for the periods indicated.

                                                   THREE MONTHS
                                                      ENDED
                                                    MARCH 31,           YEAR ENDED DECEMBER 31,
                                                  --------------   ---------------------------------
                                                  1999      1998   1998*   1997   1996   1995   1994
                                                  ----      ----   -----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1)(2)........  2.88      2.99   1.80    3.64   3.71   3.54   3.23

---------------
(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

 * Excluding the effects of the charges recorded in connection with the 1998 restructuring plan, the ratio of earnings to fixed charges would be 3.55.

                               DIRECTORS OF XEROX

     The directors of Xerox and their principal occupations are set forth in the following table.

                 NAME                                       PRINCIPAL OCCUPATION
                 ----                                       --------------------
Paul A. Allaire........................  Chairman of the Board and Chairman of the Executive
                                         Committee, Xerox
William F. Buehler.....................  Vice Chairman and President, Industry Solutions
                                         Operations, Xerox
B.R. Inman.............................  Investor
Antonia Ax:son Johnson.................  Chairman, Axel Johnson Group
Vernon E. Jordan, Jr. .................  Partner, Akin, Gump, Strauss, Hauer & Feld, LLP
Yotaro Kobayashi.......................  Chairman of the Board, Fuji Xerox Co., Ltd.
Hilmar Kopper..........................  Chairman of the Supervisory Board, Deutsche Bank AG
Ralph S. Larsen........................  Chairman and Chief Executive Officer, Johnson & Johnson
George J. Mitchell.....................  Special Counsel, Verner, Liipfert, Bernhard, McPherson &
                                         Hand, Chartered
N.J. Nicholas Jr. .....................  Investor
John E. Pepper.........................  Chairman of the Board, The Proctor & Gamble Company
Barry D. Romeril.......................  Vice Chairman and Chief Financial Officer, Xerox
Patricia F. Russo......................  Executive Vice President, Strategy and Corporate
                                         Operations, Lucent Technologies, Inc.
Martha R. Seger........................  Financial economist and Former Governor, Federal Reserve
                                         System; currently Distinguished Visiting Professor of
                                         Finance, Northern Arizona University
Thomas C. Theobald.....................  Managing Director, William Blair Venture Partners, LLC
G. Richard Thoman......................  President and Chief Executive Officer, Xerox

     The business address of the foregoing directors is Xerox Corporation, 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904-1600 U.S.A.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the notes after deducting expenses and
underwriting discounts are estimated to be $       and are expected to be used
for general corporate purposes.

                              DESCRIPTION OF NOTES

GENERAL

     The following description of the terms of the notes supplements, and to the extent it is inconsistent replaces, the description of the general terms and provisions of debt securities set forth in the accompanying prospectus. The notes and the related guaranties are part of the debt securities and guaranties registered by XCE and Xerox with the United States Securities and Exchange Commission (the "SEC") in March 1999 to be issued on terms to be determined at the time of sale. The notes are to be issued as separate series of senior debt securities under the Indenture, which is more fully described in the accompanying prospectus.

     The   % Notes due May 15, 2004 will mature at par on May 15, 2004. The
notes will bear interest at the rate of   % per annum from May   , 1999, payable
semiannually on May 15 and November 15 of each year, commencing November 15, 1999, and at maturity, to the persons in whose names the notes are registered on the preceding May 1 and November 1, respectively.

     [The notes will be issued under the indenture dated as of October 21, 1997
supplemented by a first supplement, dated May   (as supplemented, the
"Indenture"), 1999, among XCE, Xerox Oversees Holdings Limited ("Xerox Oversees") and Xerox, as issuers; Xerox, as guarantor; and Citibank, N.A., as
the trustee (the "Trustee").] The notes will accrue interest from May   , 1999.

     If any interest payment date or maturity date falls on a day that is not a Business Day the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date or maturity date, as the case may be. "Business Day" with respect to any place of payment means each Monday, Tuesday, Wednesday, Thursday and Friday which is neither a legal holiday nor a day on which banking institutions in The City of New York and such place of payment are authorized or obligated by law, regulation or executive order to close. The amount of interest payable for the notes for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     The notes are not subject to redemption by XCE before maturity unless certain events occur involving United States or United Kingdom taxation. See "Description of Notes -- Redemption for Tax Reasons".

     The notes will be issued in denominations of $1,000 and multiples of $1,000.

     Any notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of $1,000 and in integral multiples of $1,000, in the amount of each holder's registered holdings. Any notes so issued will be registered in such names, and in such denominations, as the Depositary shall request. Such notes may be presented for registration of transfer or exchange at the office of the Trustee in The City of New York and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive notes. In the event definitive notes are issued, the holders thereof will be able to receive payments thereon and effect transfers thereof at the offices of Kredietbank S.A. Luxembourg or its successor as paying agent in Luxembourg with respect to the notes.

     XCE has appointed Kredietbank S.A. Luxembourg as a paying agent and transfer agent in Luxembourg with respect to any notes in definitive form, and as long as the notes are listed on the Luxembourg Stock Exchange, XCE will maintain a paying and transfer agent in Luxembourg and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. See "Description of Notes -- Notices".

XEROX GUARANTY AND XEROX OVERSEAS SUBSCRIPTION AGREEMENT

     Xerox will irrevocably and unconditionally guarantee to each holder of the notes the due and punctual payment of the principal of, and any interest on, the notes when and as the same becomes due and payable, whether at maturity or otherwise. Xerox has:

     - agreed that its obligations under the Xerox guaranties, upon the occurrence and continuance of an Event of Default with respect to the notes, will be as if Xerox were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of the notes or the Indenture.

     - waived its right to require the Trustee or the holders of the notes to pursue or exhaust their legal or equitable remedies against XCE prior to exercising their rights under the Xerox guaranties.

     In the event of a default by XCE in the performance of its obligations to pay the principal of, and interest on, any notes, any holder of these notes shall be entitled to serve upon XCE a Demand and upon receipt XCE shall, if and to the extent that it shall have rights to, call for the subscription of further shares under the Novated and Restated Subscription Agreement dated October 31, 1997, between Xerox Overseas and XCE (the "Subscription Agreement"), serve upon Xerox Overseas a written demand for the Subscription of Additional Shares in the Share Capital of XCE pursuant to and subject to the provisions of the Subscription Agreement.

BOOK-ENTRY; DELIVERY AND FORM

  General

     The notes will initially be represented by one or more global securities in bearer form without interest coupons (the "Global Notes"). The Global Notes will be deposited with the Book-Entry Depositary pursuant to the terms of one or more
Note Deposit Agreements, each to be dated as of May   , 1999 (collectively, the
"Deposit Agreement"), between XCE, for the limited purposes set forth therein,
and [               ], as book-entry depositary (the "Book-Entry Depositary").

     The Book-Entry Depositary will issue a certificateless interest for each Global Note, representing a 100% interest in the respective underlying Global Note to the Depository Trust Company ("DTC") by recording such interest in the Book-Entry Depositary's books and records in the name of Cede & Co., as nominee of DTC. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

     Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Cedelbank ("Cedelbank") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC. [Citibank, N.A.] will act as the U.S. depositary for Cedelbank, and the [Chase Manhattan Bank] will act as the U.S. depositary for Euroclear. Such beneficial interests in the Global Notes are referred to herein as "Book-Entry Interests." All

Book-Entry Interests, including those held through Euroclear or Cedelbank, will be subject to the procedures and requirements of DTC. Those interests, if held through Euroclear or Cedelbank, will also be subject to the procedures and requirements of that system.

  Description of Book-Entry System

     Upon receipt of the Global Notes, the Book-Entry Depositary will issue a certificateless interest for each such Global Note, each representing a 100% interest in the respective underlying Global Note, to DTC by recording such interest in the Book-Entry Depositary's books and records in the name of Cede & Co., as nominee of DTC. Ownership of Book-Entry Interests will be limited to persons who have accounts with DTC, including Euroclear and Cedelbank ("participants"), or persons who have accounts through participants ("indirect participants"). Upon such issuance of interests in such Global Notes to DTC, DTC will credit, on its internal book-entry registration and transfer system, its participants' accounts with the respective interests owned by such participants. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of Book-Entry Interests will be shown on, and the transfer of such ownership will be effected only through records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of indirect participants), including Euroclear and Cedelbank.

     The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge the Book-Entry Interests in the Global Notes.

     So long as the Book-Entry Depositary, or its nominee, is the holder of the Global Notes, the Book-Entry Depositary or such nominee, as the case may be, will be considered the sole holder of such Global Notes for all purposes under the Indenture and the notes. Except as set forth below, participants or indirect participants will not be entitled to have notes or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of notes or Book-Entry Interests in definitive bearer or registered form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of the Book-Entry Depositary and DTC and, if such person is an indirect participant in DTC, on the procedures of the participant in DTC through which such person owns its interest, to exercise any rights and remedies of a holder under the Indenture. If any definitive notes are issued to participants or indirect participants, they will be issued only in registered form, as described below. Unless and until Book-Entry Interests are exchanged for definitive notes in registered form, the certificateless interest held by DTC may not be transferred except as a whole between DTC and a nominee of DTC, between nominees of DTC by DTC or any such nominee to a successor of DTC or a successor of such nominee.

  Definitive Registered Notes

     Under the terms of the Deposit Agreement and the Indenture, owners of Book-Entry Interests in the Global Notes will receive definitive notes in registered form ("Definitive Registered Notes") (i) if DTC notifies us or the Book-Entry Depositary in writing that it (or its nominee) is unwilling or unable to continue to act as depositary and we do not appoint a successor depositary within 90 days; (ii) at any time if we determine that the Global Notes (in whole but not in part) should be exchanged for Definitive Registered Notes, provided that (x) such exchange is required by (A) any applicable law or (B) any event beyond our control or (y) payments of interests on any Global Note, Depositary Interest or Book-Entry Interest are, or would become, subject to any deduction or withholding for taxes; or (iii) if the Book-Entry Depositary is at any time unwilling or unable to continue as Book-Entry Depositary and we do not appoint a successor Book-Entry Depositary within 90 days.

     In addition to the foregoing, during the continuance of an Event of Default, holders of Book-Entry Interests will be entitled to request and receive Definitive Registered Notes. Such Definitive Registered Notes will be issued to and registered in the name of, or as directed by, such person only upon the request in writing by the Book-Entry Depositary (based upon the instructions of DTC).

     In no event will definitive securities in bearer form be issued. Any Definitive Registered Notes will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof. Any Definitive Registered Notes will be registered in such name or names as DTC shall instruct the Trustee, through the Book-Entry Depositary. It is expected that the instructions of DTC will be based upon directions received by DTC from its participants reflecting the beneficial ownership of Book-Entry Interests. To the extent permitted by law, XCE, Xerox, the Trustee and any paying agent shall be entitled to treat the person in whose name any Definitive Registered Note is registered as the absolute owner thereof. While any Global Note is outstanding, holders of Definitive Registered Notes may exchange their Definitive Registered Notes for a corresponding Book-Entry Interest in such Global Note by surrendering their Definitive Registered Notes to the Book-Entry Depositary and providing the certificates and opinions required by the Indenture. The Book-Entry Depositary will make the appropriate adjustments to the Global Note underlying such Book-Entry Interest to reflect any issue or surrender of Definitive Registered Notes. The Indenture contains provisions relating to the maintenance by a registrar of registers reflecting ownership of Definitive Registered Notes, if any, and other provisions customary for a registered debt security. Payment of principal and interest on each Definitive Registered Note will be made to the holder appearing on the applicable register at the close of business on the record date at his address shown on the applicable register on the record date.

     UNITED STATES HOLDERS SHOULD BE AWARE THAT, UNDER CURRENT UNITED KINGDOM LAW, UPON THE ISSUANCE TO A HOLDER OF DEFINITIVE REGISTERED NOTES, SUCH HOLDER WILL BECOME SUBJECT TO UNITED KINGDOM INCOME TAX (CURRENTLY 20%) TO BE WITHHELD ON ANY PAYMENTS OF INTEREST ON THE DEFINITIVE REGISTERED NOTES AS SET FORTH UNDER "CERTAIN UNITED KINGDOM TAX CONSIDERATIONS".

     However, United States holders of Definitive Registered Notes may be entitled to receive a refund of withheld amounts from the United Kingdom Inland Revenue in certain circumstances. See "Certain United Kingdom Income Tax Considerations".

  Information Concerning DTC, Euroclear and Cedelbank

     DTC has informed XCE that: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     DTC has advised us that management of DTC is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems". DTC has informed direct and indirect participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's direct and indirect participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Cedelbank has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedelbank provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear offers various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgium cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

  Payments on the Global Notes

     Payments of any amounts owing in respect of the Global Notes will be made through one or more paying agents appointed under the Indenture (which initially will include [the Trustee] and Kredietbank Luxembourg S.A., as paying agent for the notes) to the Book-Entry Depositary as the holder of the Global Notes. Payment by XCE (or Xerox, as the case may be) in respect of the Global Notes to the Book-Entry Depositary or its nominee will constitute valid discharge of the relevant payment obligation in respect of the notes represented by such Global Notes for all purposes. All amounts payable under the notes will be payable in dollars. Upon receipt of any such amounts in respect of the Global Notes, the Book-Entry Depositary will pay, or cause to be paid, such amounts to DTC.

     We expect that DTC or its nominee upon receipt of any payment made in respect of the Global Notes, will credit its participants' accounts with such payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of Book-Entry Interests held through such participants will be governed by standing customer instructions and customary practices and will be the responsibility of such participants.

     Distributions on the notes held beneficially through Cedelbank will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Cedelbank.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear. None of XCE, Xerox, the Book-Entry Depositary and any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests or beneficial ownership interests.

  Redemption of Global Notes

     In the event the Global Notes are redeemed, the Book-Entry Depositary, through DTC, will redeem from the amount received by it in respect of the redemption of such Global Notes, an equal amount of the Book-Entry Interests in such Global Notes. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by the Book-Entry Depositary in connection with the redemption of such Global Notes.

  Transfers

     Initial settlement for the notes will be made in immediately available funds.

     The Book-Entry Depositary has agreed, pursuant to the Deposit Agreement, that the Global Notes will not be transferred except to the successor to the Book-Entry Depositary. All transfers of Book-Entry Interests between participants in DTC will be effected by DTC pursuant to customary procedures established by DTC and its participants. Transfers between participants in Euroclear and Cedelbank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand and directly or indirectly through Cedelbank customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

     Because of time-zone differences, credits of the notes received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Cedelbank customers or Euroclear participants on such business day. Cash received in Cedelbank or Euroclear as a result of sales of the notes by or through a Cedelbank customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Cedelbank and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

  Reports

     The Book-Entry Depositary will immediately send to DTC, Euroclear and Cedelbank a copy of any notices, reports and other communications received relating to XCE (or Xerox, as the case may be) the notes or the Book-Entry Interests.

  Notices

     So long as the notes are listed on the Luxembourg Stock Exchange, all notices to holders of the notes, including any notices with respect to the redemption of the notes, will be given by publication in a daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort. So long as the notes are listed on the Luxembourg Stock Exchange, any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in the manner set forth above.

  Action by Book-Entry Depositary

     Upon the occurrence and continuance of an Event of Default with respect to the notes, or in connection with any other right of the holder of a Global Note under the Indenture, if requested in writing by DTC, the Book-Entry Depositary will take any such action as shall be requested in such notice; provided that the Book-Entry Depositary has been offered reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request by the owners of Book-Entry Interests.

  Resignation of Book-Entry Depositary

     The Book-Entry Depositary may at any time resign as Book-Entry Depositary by giving written notice to XCE, Xerox and DTC, such resignation to become effective upon the appointment of a successor Book-Entry Depositary, in which case the Global Notes shall be delivered to that successor. If no such successor has been so appointed by us within 90 days, the Book-Entry Depositary may request XCE to issue Definitive Registered Notes as described above.

  Expenses of Book-Entry Depositary

     We have agreed to indemnify the Book-Entry Depositary against certain liabilities incurred by it and pay the charges of the Book-Entry Depositary as agreed between us and the Book-Entry Depositary.

  Amendment and Termination of the Deposit Agreement

     The Notes Deposit Agreement may be amended by XCE, Xerox and the Book-Entry Depositary without notice to or consent of DTC, Euroclear, Cedelbank or any owner of a Book-Entry Interest: (a) to cure any ambiguity, defect or inconsistency, provided that such amendment or supplement does not adversely affect the rights of DTC or any holder of Book-Entry Interests; (b) to evidence the succession of another person to XCE or Xerox (when a similar amendment with respect to the Indenture is being executed) and the assumption by any such successor of the covenants of XCE or Xerox therein; (c) to evidence or provide for a successor Book-Entry Depositary; (d) to make any amendment, change or supplement that does not adversely affect DTC or any owner of Book-Entry Interests; (e) to add to the covenants of XCE, Xerox or the Book-Entry Depositary; or (f) to comply with the United States federal and United Kingdom securities laws. Except as provided in the Notes Deposit Agreement, no amendment that adversely affects DTC may be made to the Notes Deposit Agreement without the consent of DTC and no amendment that adversely affects the holders of Book-Entry Interests may be made without the consent of a majority of the aggregate principal amount of Book-Entry Interests outstanding. Upon the issuance of Definitive Registered Notes in exchange for Book-Entry Interests constituting the entire principal amount of notes, the Notes Deposit Agreement will terminate. The Notes Deposit Agreement may be terminated upon the resignation of the Book-Entry Depositary if no successor has been appointed within 90 days as set forth above.

  Purchases

     The Indenture does not prevent XCE or Xerox from purchasing notes trading on the Luxembourg Stock Exchange. In the event of such a purchase of notes by XCE or Xerox, notes so purchased shall be disregarded for certain voting purposes consistent with the terms of the Indenture.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the notes or except for the first payment of interest following the issue date of the notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes. Any such further notes will be irrevocably and unconditionally guaranteed by Xerox.

PAYMENT OF ADDITIONAL AMOUNTS

     All payments made in respect of the notes, including payments of principal and interest, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, levies, assessment or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or the United States or any political subdivision or taxing authority thereof or therein (any of the aforementioned being a "Taxing Jurisdiction"), unless such taxes are required to be withheld by the law of the Taxing Jurisdiction. In the event that we are (or, if applicable, Xerox is) required by law to deduct or withhold any such taxes from your payments, we (or, if applicable, Xerox) will, subject to the exceptions and limitations set forth below, pay as additional interest on the notes, such additional amounts as are necessary in order that the net payment by us, Xerox or a paying agent of the principal of and interest on the notes to each holder, after deduction for any present or future tax, assessment or other governmental charge of the relevant Taxing Jurisdiction imposed by withholding with respect to the payment, will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in a trade or business in the relevant Taxing Jurisdiction or having had a permanent establishment in the relevant Taxing Jurisdiction;

             (b) having a current or former relationship with the relevant Taxing Jurisdiction, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company (including a qualified electing fund) or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) having or having been a "10-percent shareholder" of Xerox as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary or a beneficial owner or member of the partnership would not have been entitled to the payment of additional amounts had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements encompassing the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of the holder or beneficial owner of such note, if compliance is required by statute or by regulation of the relevant Taxing Jurisdiction as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to any tax, assessment or other governmental charge that is imposed otherwise than by XCE, Xerox or a paying agent from the payment;

          (5) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of the items listed above.

     To the extent we are (or, if applicable, Xerox is) required to withhold or deduct, we (or, if applicable, Xerox) will (i) make such withholding or deduction, (ii) remit the full amount withheld or deducted to the relevant authority in accordance with applicable law and (iii) furnish holders within 30 days after the date of the payment of any such taxes, certified copies of tax receipts evidencing our payment of such taxes.

     We (or, if applicable, Xerox) will pay any present or future stamp, court or documentary or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the notes or the guaranties or any other document or instrument in relation thereto. Further, we (or, if applicable, Xerox) will indemnify and hold harmless each holder and upon written request will promptly reimburse the holder for the amount of (i) any taxes described above (including penalties, interest and expenses arising therefrom or with respect thereto) imposed or levied and paid by the holder as a result of payments made hereunder and (ii) any taxes imposed with respect to any reimbursement under (i), but excluding any taxes based on the holder's net income.

     The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts", we (or, if applicable, Xerox) shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

REDEMPTION FOR TAX REASONS

     If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction, or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, we become (or, if applicable, Xerox becomes) or, based upon a written opinion of independent counsel selected by us, we (or, if applicable, Xerox) will become obligated to pay additional amounts as described herein under the heading "Description of Notes -- Payment of Additional Amounts" with respect to the notes offered hereby, then we may at our option (or, if applicable, Xerox may at its option) redeem, as a whole, but not in part, the notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption. No redemption may be made, however, unless we deliver (or, if applicable, Xerox delivers) to the Trustee a certificate, signed by a duly authorized officer, stating that we are (or, if applicable, Xerox is) entitled to effect such redemption and setting forth a statement of the facts showing that the conditions precedent to our right (or, if applicable, Xerox' right) to so redeem have occurred.

                         UNITED STATES FEDERAL TAXATION

     The following summary describes the material United States federal income and certain estate tax consequences of the ownership and disposition of the notes. This summary provides general information only and is directed solely to original holders purchasing notes at the "issue price", that is, the first price at which a substantial amount of the notes are sold to the public (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Code, existing administrative pronouncements and judicial decisions, and existing and proposed Treasury Regulations currently in effect, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only notes held as capital assets within the meaning of
Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, persons holding notes in connection with a hedging transaction, "straddle", conversion transaction or other integrated transaction or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used under this heading, the term "United States" means the United States of America (including the states and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. "United States person" means (i) any individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) any estate the income of which is subject to United States federal income taxation regardless of its source, or
(iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be United States persons. "Non-United States person" means any person who is not a United States person.

TAX CONSEQUENCES TO UNITED STATES PERSONS

  Payments of Interest

     Interest on a note will generally be taxable to a United States person as ordinary interest income at the time it is accrued or is received in accordance with the United States person's method of accounting for tax purposes.

  Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange or retirement of a note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States person's adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above. A United States person's adjusted tax basis in a note generally will equal the cost of the note to the United States person.

     In general, gain or loss realized on the sale, exchange or redemption of a note will be capital gain. Such gain will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, the note has been held for more than one year. Under current law, the excess of net long-term net capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

  Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements may apply to certain payments of principal, premium and interest on a note, and to payments of proceeds of the sale or redemption of a note, to certain non-corporate United States persons. XCE (or Xerox, if applicable), its agent, a broker, or any paying agent, as the case may be, will be required to withhold from any payment a tax equal to 31% of such payment if the United States person fails to furnish or certify its correct taxpayer identification number (social security number of employer identification number) to the payor in the manner required, fails to certify that such United States person is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against such United States person's United States federal income tax and may entitle such United States person to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

TAX CONSEQUENCES TO NON-UNITED STATES PERSONS

  United States Withholding Tax

     Notes issued by XCE will be considered debt of XCE. Subject to the discussion below under "Backup withholding and Information Reporting", no United States withholding tax should apply to payments of interest or principal on such notes by XCE.

  Payments of Interest

     A non-United States person is currently exempt from United States federal income taxes with respect to interest on the notes unless the non-United States person is (i) an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or (ii) an individual or corporation that has an office or other fixed place of business in the United States to which such interest is attributable, and either the interest is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account.

  Sale, Exchange or Retirement of the Notes

     A non-United States person will not be subject to United States federal income tax on any gain on a sale or other disposition of a note unless (i) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions exist or (ii) the gain is effectively connected with the conduct of a trade or business within the United States.

  United States Estate Tax

     Notes held by an individual who is neither a citizen nor a resident of the United States for United States federal income tax purposes at the time of such individual's death generally will not be subject to United States federal estate tax, provided that the income from such notes was not or would not have been effectively connected with a United States trade or business of such individual.

  Backup Withholding and Information Reporting

     Payments of interest and principal to a non-United States person within the United States will generally be exempt form backup withholding (imposed at the rate of 31%), provided that such non-United States person complies with appropriate certification and identification procedures and that XCE (or Xerox, if applicable) or the paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

     Under current Treasury Regulations, payments of the proceeds from the sale, exchange or other disposition of a note made to or through a foreign office of a broker (including a custodian, nominee or other agent acting on behalf of the beneficial owner of a note) generally will not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States federal tax purposes, a non-United States person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or in the case of payments made after December 31, 2000 and, in certain circumstances, payments made after December 31, 1998, a foreign partnership with certain connections with the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury, that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Recently finalized Treasury Regulations would modify the application of the information reporting requirements and backup withholding tax to holders who are non-United States persons for payments made after December 31, 2000. Among other things, these regulations may require such holders to furnish new certifications of their non-United States status.

     Non-United States persons holding notes should consult their tax advisors regarding the application of information reporting and backup withholding on their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such exemption, if available. Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                CERTAIN UNITED KINGDOM INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain material United Kingdom tax consequences of the acquisition, ownership and disposition of the notes. The discussion is based upon current United Kingdom tax law and United Kingdom Inland Revenue practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the conclusions set forth below, possibly on a retroactive basis, which could adversely affect a holder of the notes. Except as otherwise described herein, this discussion applies only to a holder who is a United States person (as defined above, see "United States Federal Taxation") who purchases notes pursuant to this offering at the "public offering price." In particular, unless otherwise specified, this discussion does not address the United Kingdom tax consequences to a holder who is resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes or who carries on business in the United Kingdom through a branch, agency or fixed place of business. This discussion does not purport to deal with all aspects of United Kingdom taxation that might be relevant to a particular United States person in the light of his personal investment circumstances or status, nor does it discuss the United Kingdom tax consequences to certain types of insurance companies, dealers in securities or foreign currency, tax-exempt organizations, foreign corporations resident outside the United States, or persons that hold notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. YOU ARE STRONGLY URGED TO CONSULT WITH YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF YOUR PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER TAX LAWS OF JURISDICTIONS OTHER THAN THE UNITED KINGDOM, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

UNITED KINGDOM WITHHOLDING TAX

  Listed Bearer Notes

     For United Kingdom tax purposes, the notes will be considered to be in bearer form. So long as the notes continue to be in bearer form and are listed on a "recognized stock exchange" (the Luxembourg Stock Exchange has been designated as a "recognized stock exchange" for this purpose), payments of interest may be made without withholding or deduction for or on account of United Kingdom income tax where:

          (1) the payment of interest is made by a paying agent outside the United Kingdom; or

          (2) the payment of interest is made by or through a paying agent who is in the United Kingdom but:

             (a) a person who is not resident in the United Kingdom beneficially owns the notes and is beneficially entitled to the interest; or

             (b) the notes are held in a "recognized clearing system" (DTC, Euroclear and Cedelbank have each been designated as a "recognized clearing system" for this purpose), and the person by or through whom the payment is made receives a declaration in the prescribed form that the conditions in (1) or (2) are satisfied (unless the Board of Inland Revenue has issued a notice to the relevant payer stating that they consider that condition (1) or (2) or both are not satisfied).

     It is intended that the notes will be listed on the Luxembourg Stock Exchange prior to the first payment of interest. We cannot make any such guarantee, however.

     In all other cases, interest will be paid under deduction of income tax at the lower rate (currently 20%), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty (and see "-- Taxation of Definitive Registered Notes" below).

     Where the notes are in bearer form and are listed on a recognized stock exchange, if a person in the United Kingdom who, in the course of a trade or profession, among other things, acts as a collecting agent, i.e., either:

          (1) acts as a custodian of the notes and receives interest or has such interest paid at its direction or with its consent to another person; or

          (2) by means of coupons collects or secures payment of or receives interest on the notes for another person or otherwise acts for another person in arranging to collect or secure payment of such interest (other than merely by clearing or arranging to clear a check), the collecting agent will be required to withhold United Kingdom income tax from such interest at the lower rate of income tax (currently 20%) unless:

             (a) the notes are held in a recognized clearing system (as described above) and the collecting agent pays or accounts for the interest directly or indirectly to the recognized clearing system; or

             (b) the notes are held in a recognized clearing system (as described above) for which the collecting agent is a depositary; or

             (c) the person beneficially entitled to the interest payments under the notes and who owns the related notes is not resident in the United Kingdom or is specified by regulations.

     For the above exceptions to apply, a declaration in the specified form has to be provided to the collecting agent. Notwithstanding, the collecting agent will be required to withhold if the United Kingdom Inland Revenue issues a direction to that effect, having reason to believe that no exception applies or that the depositary or collecting agent has failed to comply with certain requirements. There are also exemptions for particular categories of holders of notes (e.g., certain types of pension funds, charities and non-United Kingdom resident trusts). Regulations may be issued that impose conditions that have to be satisfied in order for a particular exemption to be available.

  Taxation of Definitive Registered Notes

     In the event that Definitive Registered Notes are issued, interest paid by XCE (or Xerox, as the case may be) will be subject to United Kingdom withholding tax at the lower rate of income tax (currently 20%) unless prior authorization has been received to pay the interest gross or subject to a reduced rate of withholding tax under the terms of an applicable double tax agreement.

     Interest paid by XCE (or Xerox, as the case may be) to a resident of the United States is generally exempt from tax in the United Kingdom under the terms of the double tax agreement of December 31, 1975 between the United Kingdom and the United States (the "DTA").

     For the purposes of the DTA, a "resident of the United States" means (i) any person, other than a corporation, resident in the United States for the purposes of United States tax; but in the case of a partnership, estate or trust, only to the extent that the income derived by such partnership, estate, or trust is subject to United States tax as the income of a resident, either in its hands or in the hands of its partners or beneficiaries; or (ii) a United States corporation.

     Where an individual is a resident in both the United Kingdom and the United States, the DTA contains provisions for determining where the individual is resident for the purposes of the DTA. Accordingly, an individual cannot be resident in more than one jurisdiction for the purposes of the DTA.

     The aforementioned exemption from United Kingdom tax does not apply if the person deriving the interest, being a resident of the United States, carries on business in the United Kingdom through a permanent establishment situated in the United Kingdom or performs in the United Kingdom independent personal services from a fixed base situated in the United Kingdom and the notes are effectively connected with such permanent establishment or fixed base in the United Kingdom. In such case, the interest may be subject to United Kingdom income tax or United Kingdom corporation tax as the case may be.

     Certain corporations that are resident for tax purposes in both the United Kingdom and the United States are excluded from most benefits and exemptions conferred by the DTA and accordingly the aforementioned exemption from United Kingdom tax on interest may not be available to such corporations.

     The exemption may also not apply to certain interest where the recipient of the interest is exempt from tax on such income in the United States and such recipient sells or makes a contract to sell the notes from which such interest is derived within three months of the date such recipient acquired such notes.

     A resident of the United States (as defined for purposes of the DTA) will not be entitled to receive payments of interest on a gross basis, and interest paid by XCE (or Xerox, as the case may be) to such resident of the United States will be subject to United Kingdom withholding tax of 20% of the interest paid, unless prior authorization is obtained from the Financial Intermedi-aries and Claims Office ("FICO") of the United Kingdom Inland Revenue.

     Such authorization may be given by FICO on a claim by the recipient of the interest. Such a claim must be made on a prescribed form in duplicate. The claim must be certified by the United States Internal Revenue Service which will then transmit the claim to the United Kingdom Inland Revenue for authorization. If the claim is accepted by the United Kingdom Inland Revenue, the payor may be notified of its authorization to pay interest without deductions for United Kingdom withholding tax.

     Absent such prior authorization, a United States resident recipient may claim a refund of United Kingdom income tax so withheld (if any). The claim for refund must be made on a prescribed form and certified by the United States Internal Revenue Service before it is submitted to the United Kingdom Inland Revenue. If the claim is accepted, the refund of the tax withheld will be made directly to the recipient of the interest or to a nominated agent.

     Claims for repayment must be made within six years of the end of the United Kingdom year of assessment (generally April 5 in each year) to which the payment of interest relates and must be accompanied by the original statement provided by the payor when the interest payment was made showing the amount of income tax withheld.

     Because a claim is not considered until the United Kingdom Inland Revenue receives the appropriate form from the United States Internal Revenue Service; forms should be sent to the United States Internal Revenue Service, in the case of an advance claim, well before the relevant interest payment date or, in the case of a claim for repayment of tax withheld, well before the end of the appropriate limitation period.

SALE OR DISPOSITION (INCLUDING REDEMPTION)

     For United Kingdom tax purposes, a sale, exchange or other disposition of a note generally will not give rise to a United Kingdom tax charge unless such sale, exchange or other disposition is made by a holder resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the note is attributable.

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX

     Generally, no United Kingdom stamp duty or stamp duty reserve tax is payable on the issue, transfer or redemption of a note.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated as of May   , 1999 (the "Underwriting Agreement"), the
underwriters named below, acting through their representatives, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Representatives"), have severally agreed to purchase and we have agreed to sell to them, severally, the respective principal amounts of notes set forth below.

                                                                 PRINCIPAL
                                                              AMOUNTS OF NOTES
                        UNDERWRITER                           DUE MAY 15, 2004
                        -----------                           ----------------
Chase Securities Inc. ......................................   $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                               --------------
                                                               $1,000,000,000
                                                               ==============

     The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We have been advised by the Representatives that the underwriters propose to offer the notes to the public initially at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at such
price less a concession not in excess of   % of the principal amount. After the
initial public offering, the public offering price and concession may be changed by the underwriters.

     The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.

     Each underwriter has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement or the accompanying prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither we, Xerox nor any other underwriter shall have responsibility therefor.

     Each underwriter, severally and not jointly, represents and agrees that:

          (1) it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

          (2) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on; and

          (3) it has complied and will comply with all applicable provisions of the Financial Service Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

     Although application will be made to list the notes on the Luxembourg Stock Exchange, the notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Nor can we guarantee that listing will be obtained on the Luxembourg Stock Exchange; settlement of the notes is not conditioned on obtaining this listing. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

     Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     In connection with the sale of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes, and in connection therewith the Representatives may impose a penalty bid on certain underwriters. This means that if the Representatives purchase notes in the open market to reduce any short position or to stabilize the price of the notes, they may reclaim the amount of the selling concession from the underwriter or underwriters who sold those notes as part of the offering. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of their respective businesses, Merrill Lynch, Pierce, Fenner & Smith Incorporated and affiliates have engaged, and may in the future engage, in investment banking transactions with XCE and Xerox and their affiliates. In the ordinary course of their respective businesses, Chase Securities Inc. and affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with XCE and Xerox and their affiliates.

     It is expected that delivery of the notes will be made against payment
therefor on or about May   , 1999.

     Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have agreed to reimburse us for certain of our expenses in connection with the offering of the notes.

                                 LEGAL OPINIONS

     The due authorization, execution and delivery of the notes offered hereby will be passed upon for XCE by Carole Shephard, Esq., the Company Secretary of Xerox Overseas Holding PLC, of which XCE is a direct wholly-owned subsidiary, and a Barrister in England. Certain other legal matters relating to the offering contemplated herein will be passed upon for XCE by Lovell White Durrant. The validity of the guaranties of Xerox relating to the notes and certain other legal matters relating to the offering contemplated herein will be passed upon for Xerox and XCE by Martin S. Wagner, Esq., Associate General Counsel, Corporate, Finance and Ventures of Xerox. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                              GENERAL INFORMATION

     Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, our Memorandum and Articles of Association and Xerox' Restated Certificate of Incorporation and By-Laws, each as amended to date, and a legal notice relating to the issuance of the notes have been deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, the Indenture and Xerox' Annual Report on Form 10-K for the year ended December 31, 1998, as well as all future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, so long as any of the notes are outstanding, will be made available for inspection at the main office of Kredietbank S.A. Luxembourg. Kredietbank S.A. Luxembourg will act as a contact between the Luxembourg Stock Exchange and us or the holders of the notes for as long as the notes are listed on the Luxembourg Stock Exchange. In addition, copies of Xerox' Annual Reports, Quarterly Reports and Current Reports may be obtained free of charge at such office.

     Except as may be disclosed herein, there has been no material adverse change in the financial position of Xerox or its subsidiaries, taken as a whole, since December 31, 1998.

     On March 10, 1994, a lawsuit was filed against Xerox in the United States District Court for the District of Kansas by two independent service organizations ("ISOs") in Kansas City and St. Louis and their parent company. Subsequently, a single corporate entity, CSU, L.L.C. ("CSU") was substituted for the three affiliated companies. CSU claimed damages predominately resulting from Xerox' alleged refusal to sell parts for high volume copiers and printers to CSU prior to 1994. Xerox' policies and practices with respect to the sale of parts to ISOs were at issue in an antitrust class action in Texas, which was settled by Xerox during 1994. Claims for individual lost profits of ISOs who were not named parties, such as CSU, were not included in that class action. Xerox asserted counterclaims against CSU alleging patent and copyright infringement relating to the copying of diagnostic software and service manuals. On April 8, 1997, the District Court granted partial summary judgment in favor of Xerox on CSU's antitrust claims, ruling that Xerox' unilateral refusal to sell or license its patented parts cannot give rise to antitrust liability. On January 8, 1999, the Court dismissed with prejudice all of CSU's antitrust claims. CSU has preserved for appeal only its claims that Xerox unlawfully refused to sell critical parts (including patented parts), to sell manuals and to license patented and copyrighted software and its claim that Xerox' refusal to sell non-critical parts was unlawful because it was in conjunction with an allegedly unlawful refusal to sell critical parts. The District Court also granted summary judgment in favor of Xerox on its patent infringement claim, leaving open with respect to patent infringement only the issues of willfulness and the amount of damages, and granted partial summary judgment in favor of Xerox with respect to some of its claims of copyright infringement. A judgment in the amount of $1,039,282 was entered in favor of Xerox and against CSU on the copyright infringement counterclaim. CSU has filed a notice of appeal to the United States Court of Appeals for the Federal Circuit.

     On April 11, 1996, an action was commenced against Xerox by Accuscan Corp. ("Accuscan"), in the United States District Court for the Southern District of New York, against Xerox seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40 million. However, on September 14, 1998, the Court granted Xerox' motion for a new trial on damages. Xerox is also seeking to appeal the issue of liability and believes that the liability verdict should be set aside.

     On December 18, 1998, three former employees of Crum & Forster Holdings, Inc. (a former subsidiary of Xerox) ("C&F") filed a lawsuit in the United States District Court for the District of New Jersey claiming wrongful termination of their participation in the Xerox Corporation Employee Stock Ownership Plan ("ESOP"). Xerox, the ESOP, C&F and the company that acquired C&F are named defendants. Plaintiffs purport to bring this action on behalf of themselves and a class of approximately 10,000 persons who were employed by C&F (or one of its insurance subsidiaries which also participated in the ESOP) from July 1, 1989 through December 31, 1993. Plaintiffs assert violations of the Employee Retirement Income Security Act, breach of contract, conversion, unjust enrichment and fraudulent misrepresentation. They are seeking approximately $250 million in damages.

     The foregoing action is related to an action previously filed in the United States District Court for the Western District of Texas. The Texas plaintiffs did not specify their damages, but they sought certification of a similar class of former ESOP participants. Plaintiffs' amended motion for class certification was denied by the Court on March 26, 1999. The plaintiffs have asked the Court to reconsider its decision. Xerox' motion to dismiss the Texas action is still pending. Xerox denies any wrongdoing and Xerox intends to vigorously defend both the Texas and New Jersey actions.

     Save as disclosed above, none of XCE and Xerox, nor any of their respective subsidiaries are involved in any legal or arbitration proceeding (including any that are pending or threatened) which may have or have had during the 12 months prior to the date hereof a significant effect on the financial position of XCE or Xerox and its subsidiaries, taken as a whole.

     The notes have been assigned Euroclear and Cedel Bank Common Code
No.           , International Security Identification Number (ISIN)
US-            and CUSIP No.           .

              XEROX CORPORATION                          XEROX CAPITAL (EUROPE) PLC

          PRINCIPAL EXECUTIVE OFFICE                     PRINCIPAL EXECUTIVE OFFICE
             800 Long Ridge Road                              Parkway, Marlow
                P.O. Box 1600                             Buckinghamshire SL7 1YL
       Stamford, Connecticut 06904-1600                        United Kingdom
                United States

                                    TRUSTEE

                                 Citibank, N.A.
                                111 Wall Street
                            New York, New York 10043
                                 United States

                      LUXEMBOURG PAYING AND TRANSFER AGENT

                          Kredietbank S.A. Luxembourg
                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISORS

       To the Underwriters                To XCE and Xerox                  To XCE and Xerox
    As to United States Law:          As to United States Law:        As to United States Tax Law:

     CRAVATH, SWAINE & MOORE              MARTIN S. WAGNER              IVINS, PHILLIPS & BARKER,
        825 Eighth Avenue             Associate General Counsel                 CHARTERED
    New York, New York 10019         Corporate, Finance Ventures     1700 Pennsylvania Avenue, N.W.
          United States                   Xerox Corporation              Washington, D.C. 20006
                                         800 Long Ridge Road                  United States
                                            P.O. Box 1600
                                        Stamford, Connecticut
                                             06094-1600
                                            United States

                                     To XCE
                               As to English Law:
                              LOVELL WHITE DURRANT
                               65 Holborn Viaduct
                                London EC1A 2DY
                                 United Kingdom

                            LUXEMBOURG LISTING AGENT

                          Kredietbank S.A. Luxembourg
                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                    AUDITORS

                                    To Xerox
                                    KPMG LLP
                               3001 Summer Street
                          Stamford, Connecticut 06905
                                 United States

                                  [XEROX LOGO]